SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No. 3

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

(Name of Issuer)

Series A Common Stock

(Title of class of securities)

21240E105

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Discovery Air Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 45,968,604*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,968,604*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5%*
12	TYPE OF REPORTING PERSON (See Instructions) PN

*	SEE ITEM 4

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Discovery Air Investments GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 45,968,604*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,968,604*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5%*
12	TYPE OF REPORTING PERSON (See Instructions) OO

*	SEE ITEM 4

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Discovery Americas II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 0*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%*
12	TYPE OF REPORTING PERSON (See Instructions) PN

*	SEE ITEM 4

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Discovery Americas Associates II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 0*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%*
12	TYPE OF REPORTING PERSON (See Instructions) PN

*	SEE ITEM 4

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Discovery Americas I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 0*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%*
12	TYPE OF REPORTING PERSON (See Instructions) PN

*	SEE ITEM 4

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Discovery Americas Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 240,920*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 240,920*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.02%*
12	TYPE OF REPORTING PERSON (See Instructions) PN

*	SEE ITEM 4

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Discovery Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 240,920*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 240,920*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.02%*
12	TYPE OF REPORTING PERSON (See Instructions) OO

*	SEE ITEM 4

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 5,103,592*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,103,592*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%*
12	TYPE OF REPORTING PERSON (See Instructions) BK

*	SEE ITEM 4
(1)	Acting solely in its capacity as trustee of the trust number F/2917.

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Atlas Discovery Mexico, S. de R.L. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 5,103,592*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,103,592*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%*
12	TYPE OF REPORTING PERSON (See Instructions) OO

*	SEE ITEM 4

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Discovery Americas Associates II Mexico, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 5,103,592*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,103,592*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%*
12	TYPE OF REPORTING PERSON (See Instructions) PN

*	SEE ITEM 4

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Atlas Private Equity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 45,968,604*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,968,604*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5%*
12	TYPE OF REPORTING PERSON (See Instructions) OO

*	SEE ITEM 4

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Discovery Americas Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 5,103,592*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,103,592*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%*
12	TYPE OF REPORTING PERSON (See Instructions) OO

*	SEE ITEM 4

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Discovery Americas Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 5,103,592*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,103,592*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%*
12	TYPE OF REPORTING PERSON (See Instructions) PN

*	SEE ITEM 4

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Discovery Americas Investment Partners, Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 0*
	8	SHARED DISPOSITIVE POWER 5,103,592*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,103,592*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%*
12	TYPE OF REPORTING PERSON (See Instructions) CO

*	SEE ITEM 4

CUSIP NO. 21240E105

1	NAME OF REPORTING PERSON: Harry F. Krensky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0*
	6	SHARED VOTING POWER 0*
	7	SOLE DISPOSITIVE POWER 5,073,140*
	8	SHARED DISPOSITIVE POWER 46,316,474*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,389,614*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%*
12	TYPE OF REPORTING PERSON (See Instructions) IN

*	SEE ITEM 4

Item 1.

(a) Name of Issuer

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

(b) Address of Issuer’s Principal Executive Offices

Av. Antonio Dovalí Jaime No. 70, 13 Floor, Tower B

Colonia Zedec Santa Fe

United Mexican States, D.F. 01210

Item 2.

(a) Name of Person Filing

This Schedule 13G is being filed by each of the following persons (each, a “Reporting Person” and together, the “Reporting Persons”):

(i)	Discovery Air Investments, L.P. (“Discovery Air”)

(ii)	Discovery Air Investments GP, LLC (“Discovery Air GP”)

(iii)	Discovery Americas II, L.P. (“Discovery II”)

(iv)	Discovery Americas Associates II, L.P. (“Discovery Americas II”)

(v)	Discovery Americas I, L.P. (“Discovery I”)

(vi)	Discovery Americas Associates, L.P. (“Discovery Americas”)

(vii)	Discovery Capital Partners, LLC (“Discovery Capital”)

(viii)	Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero (acting solely in its capacity as trustee of the trust number F/2917) (“Banco Invex”)

(ix)	Atlas Discovery Mexico, S. de R.L. de C.V. (“Atlas Discovery”)

(x)	Discovery Americas Associates II Mexico, L.P. (“Discovery Mexico”)

(xi)	Atlas Private Equity, LLC (“Atlas”)

(xii)	Discovery Americas Holdings, LLC (“Holdings LLC”)

(xiii)	Discovery Americas Holdings, LP (“Holdings LP”)

(xiv)	Discovery Americas Investment Partners, Corp. (“Investment Partners”)

(xv)	Harry F. Krensky (“Mr. Krensky”)

(b) Address of Principal Business Office of each of the Reporting Persons:

c/o Discovery Air

189 Baldwin Road

Mt. Kisco, NY 10549

(c) Citizenship

(i)	Discovery Air: Canada

(ii)	Discovery Air GP: Delaware

(iii)	Discovery II: Canada

(iv)	Discovery Americas II: Canada

(v)	Discovery I: Canada

(vi)	Discovery Americas: Canada

(vii)	Discovery Capital: Connecticut

(viii)	Banco Invex: Mexico

(ix)	Atlas Discovery: Mexico

(x)	Discovery Mexico: Canada

(xi)	Atlas: Delaware

(xii)	Holdings LLC: Delaware

(xiii)	Holdings LP: Canada

(xiv)	Investment Partners: Canada

(xv)	Harry F. Krensky: United States of America

(d) Title of Class of Securities

Series A Common Stock (“Series A”)

(e) CUSIP No.

21240E105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Each of the shares beneficially owned by the Reporting Persons was acquired prior to the Issuer’s initial public offering in September 2013 (the “IPO”) and has been held by the Reporting Persons since the time of the IPO.

Pursuant to the Issuer’s bylaws, Series A shares can be directly owned only by Mexican individuals or entities controlled by Mexican individuals. As a result, Discovery Air holds 0 American Depositary Shares (“ADSs”) and 6 Ordinary Participation Certificates (“CPOs”), each ADS representing ten CPOs and each CPO representing a financial interest in one Series A share. The CPOs have been deposited in a CPO trust.

Discovery Air also directly holds 45,968,598 shares of Series B Common Stock (“Series B”). Each of the Series B shares is fully convertible, at any time, into one Series A share. Based on the 45,968,598 Series B shares and the 6 CPOs that it holds, Discovery Air may be deemed to have dispositive power over 45,968,604 Series A shares (on an as-converted basis).

Discovery Air GP is the general partner of Discovery Air. Atlas is the managing member of Discovery Air GP. Mr. Krensky is the sole member of Atlas. As a result of the foregoing relationships, Discovery Air GP, Atlas and Mr. Krensky may be deemed to share dispositive power over all of the Series A shares beneficially owned (on an as-converted basis) by Discovery Air.

Discovery II, a limited partner of Discovery Air, was previously deemed to beneficially own a portion of the shares held by Discovery Air. However, neither Discovery II nor its general partner, Discovery Americas II, has dispositive power over any shares and therefore may not be deemed to beneficially own any shares.

Discovery Americas directly holds 24,092 ADSs and, as a result, may be deemed to have dispositive power over 240,920 Series A Shares (on an as-converted basis). Discovery Capital is the general partner of Discovery Americas. Mr. Krensky owns a majority of the capital of Discovery Capital and is its managing member and therefore may be deemed to control the investment decisions of Discovery Capital. As a result of the foregoing relationships, Discovery Capital and Mr. Krensky may be deemed to share dispositive power over all of the Series A shares beneficially owned (on an as-converted basis) by Discovery Americas.

Banco Invex holds, as trustee of the trust F/2917 (“DAII Mex”), 510,359 ADSs and 2 CPOs. As such, Banco Invex may be deemed to have dispositive power over 5,103,592 Series A shares (on an as-converted basis). The investment decisions of Banco Invex are made by a technical committee consisting of five or more members. As of April 2017, Banco Invex replaced HSBC Mexico, S.A. as the legal trustee of Trust F/2917 (previously known and reported as Trust F/262374).

Atlas Discovery is the investment manager of the DAII Mex trust, and Discovery Mexico is the secondary beneficiary of the DAII Mex trust. Holdings LLC is the general partner of Discovery Mexico. Holdings LP is the sole member of Holdings LLC. Investment Partners is the general partner of Holdings LP. As a result of the foregoing relationships, Atlas Discovery, Discovery Mexico, Holdings LLC, Holdings LP and Investment Partners may be deemed to share dispositive power over all of the Series A shares (on an as-converted basis) beneficially owned by Banco Invex.

Mr. Krensky directly holds 507,314 ADSs, and members of (or trusts on behalf of members of) his household hold an additional 10,695 ADSs. As a result, Mr. Krensky may be deemed to have sole dispositive power over 5,073,140 Series A shares (on an as-converted basis) and may be deemed to share dispositive power over an additional 106,950 Series A shares (on an as-converted basis).

None of the Reporting Persons has Series A voting rights with respect to the ADSs, CPOs or Series B shares, as applicable, held by such Reporting Person. However, in the event that (a) the ADSs or CPOs were transferred to a Mexican individual or entity controlled by Mexican individuals, and such new holder(s) held Series A shares directly, or (b) the Series B shares were transferred to a Mexican individual or entity controlled by Mexican individuals and converted into Series A shares, such new holder(s) would have voting power over such Series A shares.

Each of the Reporting Persons expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any Series A shares covered by this statement not owned by him or it of record, and hereby further declares that the filing of this Schedule 13G shall not be construed as an admission that such person is, for the purposes of sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by the Schedule 13G.

1.	Discovery Air

a.	Amount beneficially owned: 45,968,604

b.	Percent of class: 4.5%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 45,968,604

2.	Discovery Air GP

a.	Amount beneficially owned: 45,968,604

b.	Percent of class: 4.5%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 45,968,604

3.	Discovery II

a.	Amount beneficially owned: 0

b.	Percent of class: 0.0%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

4.	Discovery Americas II

a.	Amount beneficially owned: 0

b.	Percent of class: 0.0%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

5.	Discovery I

a.	Amount beneficially owned: 0

b.	Percent of class: 0.0%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

6.	Discovery Americas

a.	Amount beneficially owned: 240,920

b.	Percent of class: 0.02%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 240,920

7.	Discovery Capital

a.	Amount beneficially owned: 240,920

b.	Percent of class: 0.02%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 240,920

8.	Banco Invex

a.	Amount beneficially owned: 5,103,592

b.	Percent of class: 0.5%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 5,103,592

9.	Atlas Discovery

a.	Amount beneficially owned: 5,103,592

b.	Percent of class: 0.5%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 5,103,592

10.	Discovery Mexico

a.	Amount beneficially owned: 5,103,592

b.	Percent of class: 0.5%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 5,103,592

11.	Atlas

a.	Amount beneficially owned: 45,968,604

b.	Percent of class: 4.5%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 45,968,604

12.	Holdings LLC

a.	Amount beneficially owned: 5,103,592

b.	Percent of class: 0.5%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 5,103,592

13.	Holdings LP

a.	Amount beneficially owned: 5,103,592

b.	Percent of class: 0.5%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 5,103,592

14.	Investment Partners

a.	Amount beneficially owned: 5,103,592

b.	Percent of class: 0.5%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 5,103,592

15.	Harry F. Krensky

a.	Amount beneficially owned: 51,389,614

b.	Percent of class: 5.1%

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 5,073,140

iv.	Shared power to dispose or to direct the disposition of: 46,316,474

Item 5.	Ownership of Five Percent or Less of a Class

Discovery I, Discovery II and Discovery Americas II no longer beneficially own any Series A shares.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2018	DISCOVERY AIR INVESTMENTS, L.P.

	By:	Discovery Air Investments GP, LLC,
its general partner

	By:	Atlas Private Equity, LLC,
its managing member

	By:	/s/ Harry F. Krensky
Harry F. Krensky
Sole Member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2018	DISCOVERY AIR INVESTMENTS GP, LLC

	By:	Atlas Private Equity, LLC,
its managing member

	By:	/s/ Harry F. Krensky
Harry F. Krensky
Sole Member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2018	DISCOVERY AMERICAS II, L.P.

	By:	Discovery Americas Associates II, L.P.,
its general partner

	By:	Discovery Americas Holdings, LLC,
its general partner

	By:	Discovery Americas Holdings, LP,
its sole member

	By:	Discovery Americas Investment Partners, Corp.,
its general partner

	By:	/s/ Harry F. Krensky
Harry F. Krensky
Managing Partner

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2018	DISCOVERY AMERICAS ASSOCIATES II, L.P.

	By:	Discovery Americas Holdings, LLC,
its general partner

	By:	Discovery Americas Holdings, LP,
its sole member

	By:	Discovery Americas Investment Partners, Corp.,
its general partner

	By:	/s/ Harry F. Krensky
Harry F. Krensky
Managing Partner

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2018	DISCOVERY AMERICAS HOLDINGS, LLC

	By:	Discovery Americas Holdings, LP,
its sole member

	By:	Discovery Americas Investment Partners, Corp.,
its general partner

	By:	/s/ Harry F. Krensky
Harry F. Krensky
Managing Partner

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2018	DISCOVERY AMERICAS HOLDINGS, LP

	By:	Discovery Americas Investment Partners, Corp.,
its general partner

	By:	/s/ Harry F. Krensky
Harry F. Krensky
Managing Partner

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2018	DISCOVERY AMERICAS INVESTMENT PARTNERS, CORP.

	By:	/s/ Harry F. Krensky
Harry F. Krensky
Managing Partner

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2018	DISCOVERY AMERICAS I, L.P.

	By:	Discovery Americas Associates, L.P.,
its general partner

	By:	Discovery Capital Partners, LLC,
its general partner

	By:	/s/ Harry F. Krensky
Harry F. Krensky
Managing Member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2018	DISCOVERY AMERICAS ASSOCIATES, L.P.

	By:	Discovery Capital Partners, LLC,
its general partner

	By:	/s/ Harry F. Krensky
Harry F. Krensky
Managing Member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2018	DISCOVERY CAPITAL PARTNERS, LLC

	By:	/s/ Harry F. Krensky
Harry F. Krensky
Managing Member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2018	BANCO INVEX, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO FIDEICOMISO F/2917

	By:	/s/ Pedro Izguierdo Rueda
	Name:	Pedro Izguierdo Rueda
	Title:	Delegado Fiduciario

	By:	/s/ Talina Ximena Mora Rojas
	Name:	Talina Ximena Mora Rojas
	Title:	Delegado Fiduciario

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2018	ATLAS DISCOVERY MEXICO, S. DE R.L. DE C.V.

	By:	/s/ Carlos Miguel Mendoza Valencia
	Name:	Carlos Miguel Mendoza Valencia
	Title:	Authorized Signatory

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2018	DISCOVERY AMERICAS ASSOCIATES II MEXICO, L.P.

	By:	Discovery Americas Holdings, LLC,
its general partner

	By:	Discovery Americas Holdings, LP,
its sole member

	By:	Discovery Americas Investment Partners, Corp.,
its general partner

	By:	/s/ Harry F. Krensky
Harry F. Krensky
Managing Partner

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2018	ATLAS PRIVATE EQUITY, LLC

	By:	/s/ Harry F. Krensky
Harry F. Krensky
Sole Member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2018

/s/ Harry F. Krensky
HARRY F. KRENSKY

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement among the Reporting Persons regarding filing of Schedule 13G, dated February 7, 2018.